Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES COMPLETION OF REVIEW OF
CARRYING VALUE OF GOODWILL AND LONG-LIVED ASSETS

Monday, February 3, 2003 Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today announced that it has completed its annual assessment of goodwill impairment in accordance with Canadian and United States generally accepted accounting principles. As a result of this review, Intier has determined that it will reduce the carrying value of goodwill by U.S.$3.5 million in its Interiors Europe reporting segment. In conjunction with its review, Intier also assessed the recoverability of long-lived assets in the reporting segment and has determined that it is appropriate to reduce the carrying value of long-lived assets by U.S.$20.1 million. This long-lived asset impairment review was performed in accordance with newly adopted accounting standards in Canada (which also conform to similar guidance in the United States). The reductions of goodwill and long-lived assets will be recorded in operating income as non-cash impairment charges to Intier Automotive's fourth quarter 2002 earnings. In addition, net tax assets of U.S.$1.5 million associated with these operations will be charged to fourth quarter 2002 earnings. The fourth quarter 2002 impact is expected to be a reduction to net income of approximately U.S.$25.1 million.

Intier will announce its financial results for the fourth quarter and fiscal year ended December 31, 2002, following the close of business on Thursday, February 13, 2003. Intier will hold a conference call to discuss the fourth quarter and fiscal year end results and other developments on Friday, February 14, 2003 at 3:30 p.m. EST (Toronto Time). The number to use for this call is 1-888-313-7737. International callers should use 212-346-6527. Please call in 10 minutes prior to the conference call. The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer. For teleconferencing questions, please call Karen Lesey at Intier at 905-898-5200 Ext. 7042. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 (reservation number is 21114743#) and will be available until Friday February 21, 2003.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world and employs over 20,000 people at 64 manufacturing facilities, and 19 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

For further information please contact Michael McCarthy, Executive Vice President and Chief Financial Officer of Intier at (905) 830-5824.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.